Exhibit 99.6

Translation for Informational Purposes Only

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V.

ANNUAL REPORT OF THE DEBT & EQUITY COMMITTEE

Fiscal Year of 2025

Dear shareholders and members of the Board of Directors of Corporación Inmobiliaria Vesta, S.A.B. de C.V:

The undersigned in my character of chairman of the Debt & Equity Committee of Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company”), hereby submit the annual activity report of the committee I chaired during the fiscal year ended on December 31st, 2025.

During the fiscal year of 2025, the Debt & Equity was integrated as follows:

Member	Position	Character
José Manuel Domínguez Díaz Ceballos	Chairman	Independent Member
Douglas M. Arthur	Member	Independent Member
Manuela Molina Peralta	Member	Independent Member
Lorenzo Manuel Berho Corona	Member	Executive Chairman of the Board of Directors

The debt and equity committee acted in accordance with the guidelines established by the Board of Directors of the Company when incorporating said committee, and during the fiscal year of 2025, its members by unanimity recommended the board of directors to approve the issuance of debt by the Company, through a private offer in the United States of America and in other countries pursuant to Rule 144-Q and Regulation “S” of the Securities Law of the United States of America or 1933.

During the fiscal year of 2025, we had no knowledge of any breach of the guidelines and financing policies of the Company.

The committee ensured that the financing and capital obtained by the Company during fiscal year 2025 was consistent with the Company's medium and long-term strategic plans.

Sincerely.

Mexico City, January 22, 2026

/s/

José Manuel Domínguez Díaz Ceballos

President of the Debt & Equity Committee